SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*


                                 CELLSTAR CORP.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    150925105
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                                 (CUSIP Number)

                                                     with a copy to:
       Colin Lancaster                               Daniel Bernstein
       General Counsel                               Lowenstein Sandler, PC
       Stark Investments                             65 Livingston Avenue
       1500 West Market Street, Suite 200            Roseland, New Jersey  07068
       Mequon, WI 53092                              (973) 597-2426
       (262) 241-1810
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 21, 2001
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 150925105
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     1)  Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above
         Persons):

          Michael A. Roth and Brian J. Stark, filing as joint filers pursuant to Rule 13D-1(k)
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     2)  Check the  Appropriate Box  if a Member of a Group  (See Instructions):
         (a)            Not
         (b)         Applicable
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     3)  SEC Use Only

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     4)  Source of Funds (See Instructions):    WC

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     5)  Check if  Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):

                            Not Applicable
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     6)  Citizenship or Place of Organization:    United States

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     Number of                       7) Sole Voting Power:            5,594,959*
     Shares Beneficially                ----------------------------------------
     Owned by                        8) Shared Voting Power:                  0
     Each Reporting                     ----------------------------------------
     Person With:                    9) Sole Dispositive Power:       5,594,959*
                                        ----------------------------------------
                                    10) Shared Dispositive Power:             0
                                        ----------------------------------------
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     11) Aggregate Amount Beneficially Owned by Each Reporting Person:

                  5,594,959*
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     12) Check if the  Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions):
                           Not Applicable
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     13) Percent of Class Represented by Amount in Row (11):   32%*

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     14) Type of Reporting Person (See Instructions):   IN

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*    Based  upon the February 28, 2002  Form 10-K filed with the  Securities and
     Exchange Commission by Cellstar Corp. ("Cellstar), as of February 22, 2002, there were 12,028,425 issued and outstanding shares of Cellstar Common Stock. Also, according to the 10-K filing, on February 20, 2002 Cellstar
     completed  its  exchange   offer  for  its  $150  million  5%   convertible
     subordinated notes due October 2002. As part of the exchange some holders exchanged their interest for new 5% senior subordinated convertible notes due November 2002 (the "Notes"). The Notes have a conversion rate of 200 shares of common stock per $1,000 of face amount. Stark Investments Limited Partnership ("Stark") currently holds 82,459 shares of Cellstar Common Stock, and a face amount of $15,715,000 in Notes convertible to 3,143,000 shares of Cellstar Common Stock. Shepherd Trading ("Shepherd") currently holds 60,300 shares of Cellstar Common Stock, and a face amount of $11,546,000 in Notes convertible to 2,309,200 shares of Cellstar Common Stock. Therefore, Messrs. Roth and Stark, in their capacity as the founding members of Staro Asset Management, L.L.C., a Wisconsin limited liability company, which serves as (a) the managing general partner of Stark, and (b) the investment manager of Shepherd, beneficially own an aggregate of 5,594,959 shares, or approximately 32% of the Common Stock of Cellstar.

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the common stock, par value $0.01 per share, of Cellstar Corp., the principal executive offices or which are located at 1730 Briercroft Drive, Carrollton, TX 75006.


Item 2.  Identity and Background.
         -----------------------

         Michael A. Roth and Brian J. Stark are making this filing as joint filers pursuant to Rule 13d-1(k). Messrs. Roth and Stark are the founding members of Staro Asset Management, L.L.C., a Wisconsin limited liability company, which which serves as (a) the managing general partner of Stark, and
(b) the investment manager of Shepherd. Messrs. Roth and Stark manage private funds that invest in securities of all kinds, including but not limited to stock, mutual funds, warrants, bonds, notes options, and other securities of whatever kind and nature. The business address for Messrs. Roth and Stark, and the entities is 1500 West Market Street, Suite 200, Mequon, WI 53092.

         Messrs. Roth and Stark have never been convicted in any criminal proceeding, nor have they been parties to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which they have or are now subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Messrs. Roth and Stark are citizens of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         All funds used to purchase shares of common stock of Cellstar Corporation on behalf of Stark and Shepherd came from the net assets of Stark and Shepherd. All funds used to purchase the senior convertible notes (the "Notes"), which are convertible to common stock, on behalf of Stark and Shepherd came from the net assets of Stark and Shepherd. The Notes held by Stark have a face amount of $15,715,000. The Notes held by Shepherd have a face amount of $11,546,000. The senior convertible notes have a conversion rate of 200 shares of common stock per $1,000 of face amount.


Item 4.  Purpose of Transaction.
         ----------------------

         As reported in Cellstar's 10-K filing dated February 28, 2002, on February 20, 2002 Cellstar completed its exchange offer for its $150 million 5% convertible subordinated notes due October 2002. Holders owning $128.6 million of existing convertible subordinated notes exchanged them for $47.2 million in cash, $12.4 million of new 12% senior subordinated notes due January 2007, and $39.1 million of new 5% senior subordinated convertible notes due November 2002. Messrs. Roth and Stark chose to exchange their debt for the 5% senior subordinated convertible notes, which resulted in ownership position reported in this filing.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Based upon the February 28, 2002 Form 10-K filed with the Securities and Exchange Commission by Cellstar, as of February 22, 2002, there were 12,028,425 issued and outstanding shares of Cellstar Common Stock. Messrs. Roth and Stark beneficially own an aggregate of 5,594,959 shares, or approximately
32% of the Common Stock of Cellstar. Such shares include the result of an exchange effective February 21, 2002, of the company's debt for the Notes. The senior convertible notes have a conversion rate of 200 shares of common stock per $1,000 of face amount. The exchange resulted in Stark having a face amount of $15,715,000 convertible to 3,143,000 shares of Cellstar Common Stock, and Shepherd having a face amount of $11,546,000 convertible to 2,309,200 shares of Cellstar Common Stock. Stark also currently holds 82,459 shares of Cellstar Common Stock, and Shepherd currently holds 60,300 shares of Cellstar Common Stock. Therefore, Messrs. Roth and Stark possess sole voting and dispositive power over 5,594,959 shares of Cellstar Common Stock which represents 32% of the issued and outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

         No contracts, arrangements, understandings or similar relationships exist with respect to the shares of Common Stock of Cellstar with Messrs. Roth and/or Stark or any other related person or entity.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit 1:  Agreement of reporting persons as to joint filings.


                                    Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                            March 11, 2002



                                            /s/ Michael A. Roth
                                            ------------------------------------
                                            Michael A. Roth



                                            /s/ Brian J. Stark
                                            ------------------------------------
                                            Brian J. Stark


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                              Dated: March 11, 2002


         The undersigned hereby agree that the Schedule 13D with respect to Cellstar Corp. dated as of the date hereof, is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(k).




                                            /s/ Michael A. Roth
                                            ------------------------------------
                                            Michael A. Roth



                                            /s/ Brian J. Stark
                                            ------------------------------------
                                            Brian J. Stark